Exhibit 99.2

51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Black Mammoth Metals Corporation (the “Company”)

1710 1177 West Hastings Street

Vancouver, British Columbia, V6E 2L3

Item 2	Date of Material Change

October 15, 2026

Item 3	News Release

The news release dated October 14, 2026 was disseminated through CNW Newswire on October 14, 2026.

Item 4	Summary of Material Change

The common shares of the Company (the “Common Shares”) were approved for listing on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “BMMX”. The Common Shares commenced trading on Nasdaq on October 15, 2026.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Common Shares commenced trading on Nasdaq under the ticker symbol “BMMX” on October 15, 2026. In connection with the Nasdaq listing, the Common Shares were removed from the OTC Pink Limited Market on October 15, 2026. The Company filed a registration statement on Form 40-F with the United States Securities and Exchange Commission (the “SEC”) in connection with the Nasdaq listing pursuant to the multijurisdictional disclosure system, which registration statement became effective on October 14, 2026, in advance of the commencement of trading on Nasdaq on October 15, 2026.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

None

Item 8	Executive Officer

Contact:	Dustin Henderson, President CEO & Director
Telephone:	(604) 347-9101

Item 9	Date of Report

October 23, 2026